

May 8, 2024

Gary Swidler
President and Chief Financial Officer
Match Group, Inc.
8750 North Central Expressway, Suite 1400
Dallas, Texas 75231

      Re: Match Group, Inc.
           Form 10-K for the Fiscal Period Ended December 31, 2023
           Form 8-K filed January 30, 2024
           File No. 001-34148

Dear Gary Swidler:

We have reviewed your April 15, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements, page 62

1. We note your response to prior comment one and your statement that the Board of Directors receives forecasted and actual results for revenue, AOI, and OI (including AOI and OI margins) at the Brand Group level in its quarterly reporting. Please confirm whether your CODM also receives this Brand Group-level information, the frequency it is received, and how it is used. Also confirm if the CODM receives this same Brand Group-level of detail during the budgeting process.

2. Please describe how each of the Brand CEOs and other of the CODM's direct reports are compensated, including whether any compensation is dependent on a measure of profitability at the Brand Group level.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology